[HEAD logo]


Press Release


HEAD NV Announces Results for the Three Months and Nine Months ended 30 September 2005

Amsterdam - November 10th 2005 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 30 September 2005 compared to the three months ended 30 September 2004:

* Net revenues were up 2.6% to $122.9 million
* Operating result before restructuring costs and gain on the sale of property increased by $3.6 million to a profit of $13.7 million
* The net income decreased to $7.5 million

For the nine months ended 30 September 2005 compared to the nine months ended 30 September 2004:

* Net revenues were down 0.5% to $292.4 million
* Operating result before restructuring costs and gain on the sale of property increased by $6.0 million to a profit of $5.9 million
* The net income improved to $2.9 million


Johan Eliasch, Chairman and CEO, commented:

"The Company continued to develop positively in the third quarter of 2005. Whilst for the first nine months of the year sales were down slightly, this was anticipated due to timing effects in winter sports and a focus on profitability in diving. The operating profit (excluding the gains on sales of property and restructuring costs) improved again this quarter - a direct result of the restructuring and cost management programmes.

In addition to strong profitability, the Company again improved its operating cash flow which for the first nine months of the year was up from a cash out flow of $9.8 million to a cash inflow of $15.4 million in 2005.

Whilst we have not seen market conditions improve significantly, our performance does continue to improve. We now anticipate that our full year operating profit (after planned restructuring costs and gains on sale of property) will be in line with that achieved last year, rather than slightly lower than prior year as we had issued as our guidance at the time of the last results announcement".

Results for the Three Months and Nine Months Ended September 30, 2005 and 2004


                               For the Three Months       For the Nine Months
                                Ended September 30,       Ended September 30,
                                 2004         2005         2004)        2005
                              (unaudited)  (unaudited)  (unaudited)  (unaudited)
                                   (in thousands)            (in thousands)
Product category:
Winter Sports .............  $    68.888   $   71.506   $   98.290   $  105.608
Racquet Sports ............       39.115       42.528      135.530      132.561
Diving ....................       12.726        9.652       58.607       51.099
Licensing .................        1.931        1.975        7.833        9.534
                             -----------   ----------   ----------   ----------
   Total Revenues .........      122.661      125.662      300.261      298.802
Other Revenues ............          403          463          939          996
Sales Deductions ..........       (3.313)      (3.269)      (7.150)      (7.351)
                             -----------   ----------   ----------   ----------
   Total Net Revenues .....  $   119.751   $  122.856   $  294.051   $  292.447
                             ===========   ==========   ==========   ==========


Winter Sports

Winter Sports revenues for the three months ended September 30, 2005 increased by $2.6 million, or 3.8%, to $71.5 million from $68.9 million in the comparable 2004 period. This increase resulted mainly from higher sales volumes and improved sales prices of our ski boots as well as increased volumes of our snowboard equipment. For the nine months ended September 30, 2005, Winter Sports revenues increased by $7.3 million, or 7.4%, to $105.6 million from $98.3 million in the comparable 2004 period. This increase was due to higher sales volumes and sales prices of ski boots and original equipment manufacturing ("OEM") bindings, higher sales volume of snowboard products as well as the strengthening of the euro against the U.S. dollar.

Racquet Sports

Racquet Sports revenues for the three months ended September 30, 2005 increased by $3.4 million, or 8.7%, to $42.5 million from $39.1 million in the comparable 2004 period. This increase was mainly due to higher sales volumes of tennis racquets and tennis balls. For the nine months ended September 30, 2005, Racquet Sports revenues decreased by $3.0 million, or 2.2%, to $132.6 million from $135.5 million in the comparable 2004 period. This decrease was mainly due to lower sales volumes of our bags and tennis balls, part of the decrease in sales volumes of tennis balls is a result of the discontinued original equipment manufacturing ("OEM") business. Due to the closure of our tennis ball plant in Mullingar, Ireland, we predictably lost a part of our tennis ball business with European OEM accounts. The strengthening of the euro against the U.S. dollar partially offset the negative market impacts.

Diving

Diving revenues for the three months ended September 30, 2005 decreased by $3.1 million, or 24.2%, to $9.7 million from $12.7 million in the comparable 2004 period. For the nine months ended September 30, 2005, Diving revenues decreased by $7.5 million, or 12.8%, to $51.1 million from $58.6 million in the comparable 2004 period. This decrease comes from a decline in the Italian market as well as from the reduction of our product range to optimize profitability. The strengthening of the euro against the U.S. dollar partially offset the negative development.

Licensing

Licensing revenues for the three months ended September 30, 2005 increased by $0.04 million, or 2.3%, to $2.0 million from $1.9 million in the comparable 2004 period. For the nine months ended September 30, 2005, licensing revenues increased by $1.7 million, or 21.7%, to $9.5 million from $7.8 million in the comparable 2004 period due to new licensing agreements as well as timing impacts and the strengthening of the euro against the U.S. dollar.

Other Revenues

Other revenues include amounts billed to customers for shipping and handling. Equivalent amounts are also recognized as selling and marketing expense for shipping and handling costs incurred by Head.

Profitability

Sales deductions for the three months ended September 30, 2005 decreased by $0.04 million, or 1.3%, to $3.27 million from $3.31 million in the comparable 2004 period. For the nine months ended September 30, 2005, sales deductions increased by $0.2 million, or 2.8%, to $7.4 million from $7.2 million in the comparable 2004 period due to the strengthening of the euro against the U.S. dollar partly offset by lower sales.

For the three months ended September 30, 2005, gross profit increased by $1.0 million to $46.9 million from $45.8 million in the comparable 2004 period. Gross margin decreased to 38.1% in 2005 from 38.3% in the comparable 2004 period. For the nine months ended September 30, 2005, gross profit increased by $5.4 million to $117.4 million from $112.1 million in the comparable 2004 period due to declining sales. Gross margin increased to 40.1% in 2005 from 38.1% in the comparable 2004 period due to improved operating performance, product mix and the strengthening of the euro against the U.S. dollar.

For the three months ended September 30, 2005, selling and marketing expenses decreased by $2.4 million, or 9.0%, to $24.2 million from $26.6 million in the comparable 2004 period mainly due to timing of our advertising expenses. For the nine months ended September 30, 2005, selling and marketing expenses increased by $0.9 million, or 1.1%, to $82.6 million from $81.8 million in the comparable 2004 period. This increase was due to the strengthening of the euro against the dollar which offset lower commissions and shipment costs as a consequence of declining sales, lower warranty expenditures and lower departmental selling resulting from our restructuring projects.

For the three months ended September 30, 2005, general and administrative expenses decreased by $0.3 million, or 2.9%, to $8.8 million from $9.0 million in the comparable 2004 period. This decrease resulted from tight expense controls. For the nine months ended September 30, 2005, general and administrative expenses decreased by $1.5 million, or 4.9%, to $28.5 million from $29.9 million in the comparable 2004 period. This decrease was due to lower expenses for warehouse and administration due to tight expense controls, restructuring projects and decreased sales volumes partially offset by the strengthening of the euro against the dollar.

We also recorded a non-cash compensation expense of $0.1 million and $0.2 million for the three months ended September 2004 and 2005, respectively and $0.4 million for the nine months ended September 2004 and 2005, respectively, due to the grant of stock options under our stock option plans for 1998, 2001 and 2005 and the resulting amortization expense.

Gain on Sale of Property. In June 2005, the Company sold the property in Tallinn, Estonia which was previously leased and realized a gain of $7.2 million. In September 2004, we realized a gain of $5.7 million from the sale of our property in Mullingar, Ireland.

Restructuring Costs. In addition, in the nine months ended September 2005, we recorded restructuring costs of $5.0 million in relation to the 90% reduction of our tennis racquet production in Kennelbach, Austria and Budweis, Czech Republic and the restructuring program of our ski binding production primarily resulting from an impairment of $1.8 million and employee severance cost of $1.5 million. Other related restructuring program costs consist of reconstruction expenses and production variances. In the nine months ended September 30, 2004, we recorded restructuring costs of $1.7 million consisting of dismissal and transportation costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia.

As a result of the foregoing factors, operating income for the three months ended September 30, 2005 was $11.7 million compared to an operation income of $15.3 million in the comparable 2004 period, a decrease of $3.6 million. For the nine months ended September 30, 2005, operating income increased by $4.3 million to $8.2 million from $3.9 million in the comparable 2004 period.

For the three months ended September 30, 2005, interest expense decreased by $0.4 million, or 9.5%, to $3.8 million from $4.2 million in the comparable 2004 period. For the nine months ended September 30, 2005, interest expense decreased by $9.1 million, or 42.4%, to $12.3 million from $21.4 million in the comparable 2004 period. This decrease was mainly due to the write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid upon issuance of our new 8.5% senior notes in January 2004, the premium of $4.4 million for the early redemption of the 10.75% senior notes, lower interest expenses on our long-term debts due to the fact that in 2004 we repaid our 10.75% senior notes one month after the issuance of the 8.5% senior notes and lower expenses for our short-term loans.

For the three months ended September 30, 2005, interest income decreased by $0.06 million, or 17.6%, to $0.27 million from $0.33 million in the comparable 2004 period. For the nine months ended September 30, 2005, interest income increased by $0.9 million, or 72.2%, to $2.2 million from $1.3 million in the comparable 2004 period. This increase was due to gain realized on the repurchase of our 8.5% senior notes.

For the three months ended September 30, 2005, we had a foreign currency gain of $0.5 million compared to a loss of $0.2 million in the comparable 2004 period. For the nine months ended September 30, 2005, we had a foreign currency gain of $2.3 million compared to a gain of $0.3 million in the comparable 2004 period.

For the three months and nine months ended September 30, 2005, other income, net remained insubstantial as in the comparable 2004 period.

For the three months ended September 30, 2005, income tax expense was $1.1 million, a decrease of $2.1 million compared to income tax expense of $3.1 million in the comparable 2004 period. This results mainly from a lower taxable income. For the nine months ended September 30, 2005, income tax benefit was $2.5 million, an increase of $23.6 million compared to income tax expense of $21.1 million in the comparable 2004 period. This results mainly from a reduction in the Austrian tax rate announced in May 2004 which led to a write down of deferred tax assets resulting from tax losses carried forward.

As a result of the foregoing factors, for the three months ended September 30, 2005, we had a net income of $7.5 million, compared to a net income of $8.1 million in the comparable 2004 period. For the nine months ended September 30, 2005, the net income increased to $2.9 million from a net loss of $37.0 million in the comparable 2004 period.

Consolidated Results

                                                      For the Three Months       For the Nine Months
                                                       Ended September 30,       Ended September 30,
                                                     --------------------------------------------------
                                                        2004         2005         2004         2005
                                                     --------------------------------------------------
                                                                       (in thousands)
                                                     --------------------------------------------------
                                                     (unaudited)  (unaudited)  (unaudited)  (unaudited)
                                                     --------------------------------------------------

Total net revenues ...............................   $   119.751  $   122.856  $   294.051  $   292.447
Cost of sales ....................................        73.908       76.005      181.994      175.083
                                                     -----------  -----------  -----------  -----------
    Gross profit .................................        45.843       46.851      112.057      117.409
                                                     ===========  ===========  ===========  ===========
    Gross margin .................................         38.3%        38.1%        38.1%        40.1%
Selling and marketing expense ....................        26.602       24.197       81.761       82.641
General and administrative expense (excl. non-cash
compensation expense) ............................         9.036        8.771       29.939       28.487
Non-cash compensation expense ....................           139          176          416          387
Gain on sale of property, plant and ..............       (5.650)           --     (5.650)-      (7.246)
equipment
Restructuring and impairment cost ................           419        1.996        1.671        4.995
                                                     -----------  -----------  -----------  -----------
    Operating income .............................        15.297       11.711        3.921        8.185
                                                     ===========  ===========  ===========  ===========
Interest expense .................................        (4.193)      (3.797)     (21.426)    (12.348)
Interest income ..................................           330          272       1.300        2.238
Foreign exchange gain (loss) .....................         (167)          465         300        2.323
Other income (expense), net ......................          (16)         (44)          18           45
    Income (loss) from operations before
    income taxes .................................        11.252        8.607      (15.887)        444
Income tax benefit (expense) .....................        (3.142)      (1.073)     (21.131)      2.466
                                                     -----------  -----------  -----------  ----------
    Net income (loss) ............................   $     8.110  $     7.534  $   (37.019) $    2.909
                                                     ===========  ===========  ===========  ==========


About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Gustavo Kuerten, Marat Safin, Juan Carlos Ferrero, Johannes Grugger and Maria Riesch.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Vicki Booth, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company's quarterly report for the period ended 30 September 2005.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.